

August 5, 2010

Mr. Kenneth M. Riis
Chief Executive Officer and President
Newcastle Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> **Re:** **Newcastle Investment Corp.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Schedule 14A Filed April 21, 2010**
> **File No. 1-31458**

Dear Mr. Riis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Special Note Regarding Exhibits

1. We note your disclaimer in this section. General disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, are not sufficient when you are aware of material contradictory information, and additional disclosure by you is appropriate in such circumstances. In addition, your statements in the disclaimer appear to assert that agreements included as exhibits are not disclosure documents and may not be relied upon. The fact that a document the Commission has required you to include with your Form 10-K is not prepared as a disclosure document does not mean that the document does not constitute disclosure to investors. See SEC Release No. 34-51283. In addition, the intent and the effect of your disclaimer language is to undermine and to put into question the interpretation and reliability of a document that the Commission requires you to include with your Form 10-K. Please tell us which representations and warranties are qualified by this language; in the alternative, please delete this language.

Please also tell us how this disclaimer is consistent with your disclosure obligations and whether you are aware of any material contradictory information or additional disclosure.

Item 6. Selected Financial Data, page 30

2. We note your disclosure of the non-GAAP measure "Net Interest Income Less Expenses (Net of Preferred Dividends) here and on page 50. In future filings, please expand your discussion of why management believes the presentation of the non-GAAP measure provides useful information to investors regarding your financial condition and results of operations and discuss the additional purposes, if any, for which management uses the non-GAAP measure. Please provide us with your proposed disclosures.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 39

3. Your disclosure in this section is difficult to understand. Please revise to describe in plain English the reasons for the year-to-year increases or decreases in line items. Please provide us with a sample of the requested disclosure and confirm that it will be included in future filings.

Liquidity and Capital Resources, page 40

Debt Obligations, page 42

4. We note your disclosure in footnote (9) to the table on page 44 that "CDOs IV, V, VI, and VII were not in compliance with their applicable over collateralization tests and, consequently, we were not receiving cash flows from these CDOs currently …. [W]e expect these portfolios to remain out of compliance for the foreseeable future." Please explain to us in greater detail how this impacts the company's operations and liquidity and include this disclosure in future filings in the Liquidity and Capital Resources section.

Signatures, page 101

5. Please amend your Form 10-K to include the signature of your chief accounting officer or controller. Please see General Instruction D to Form 10-K.

Schedule 14A Filed April 21, 2010

General

6. Please disclose the extent of the board's role in the risk oversight of you, such as how the board administers its oversight function, and the effect that this has on the board's leadership structure. Please see Item 407(h) of Regulation S-K. Please provide us with a sample of the requested disclosure and confirm that it will be included in future filings.

Information Concerning Our Directors, Including the Director Nominees, page 6

7. We note your disclosure on page 6 as well as in the bios of each of the directors. Please revise your proposed disclosure to focus it on the specific experience, qualifications, attributes or skills that <u>led to the conclusion</u> that the person should serve as a director. In other words, specifically state why each person was selected to be a member of your board of directors. Please see Item 401(e)(1) of Regulation S-K. Please provide us with a sample of the requested disclosure and confirm that it will be included in future filings.

Executive Compensation, page 20

Compensation Discussion and Analysis, page 20

8. You disclose that you pay your manager an annual management fee equal to 1.5% of your gross equity, as defined in the management agreement. Please revise to disclose how you define gross equity and how the $17.5 million management fee paid in 2009 was calculated. Please provide us with a sample of the requested disclosure and confirm that it will be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or Tom Kluck at (202) 551-3233 with any other questions.

                        Sincerely,

                        Daniel L. Gordon
                        Branch Chief